EXHIBIT 99.1

LENOX	Wealth Management	8044 Montgomery Road Suite 480 Cincinnati, Ohio 45236
Office (513) 618-7080 – (800) 472-5734 – Fax (513) 618-7079		financial solutions since 1887

June 18, 2010

Mr. John J. Kuntz, Chairman
First Franklin Corporation
4750 Ashwood Drive
Cincinnati, Ohio 45241

Dear Jack:

We’ve viewed the preliminary vote results, and I wanted to congratulate you and Tom on your expected election to the Board.   Despite your efforts to exclude Jason from the meeting (even though he had a valid proxy and represented Lenox), and the attempt to rattle me by posting First Bankers Trust’s Linda Shultz at the entrance with a letter backdated to June 12th, and possibly the Rubik’s Cube, I thought you ran a good shareholders meeting.   It was definitely more lively than the Lenox annual meeting!   Now that the election is over, we sincerely hope that you and Tom will follow the commitment made by Jason and me, and immediately invest $250,000 in newly issued Franklin stock as a means to help recapitalize the company.

I wanted to take this opportunity to raise a number of other issues with you.  With regard to the vote count, we were extremely dismayed by the failure of Tom Siemers and First Bankers Trust to accept our time sensitive offer to purchase the ESOP shares for $15 cash, conditioned on the voting rights being transferred to Lenox for the annual meeting.  The paltry 24,000 ESOP votes cast in my favor, and the last day attempt by First Bankers Trust to sell the shares, appear to confirm our worst suspicions about how you would manipulate the ESOP Trust to your and Tom’s personal advantage.   Had Franklin met the pre-conditions of our revised purchase offer, including the requirement that an independent fiduciary conduct the pass-through voting and a clear statement be made by Franklin that participant voting would be confidential with no fear of reprisal, the vote count may have been very different.   In fact, it appears that I might now be taking the director seat, alongside Tom, had the ESOP voting been above board.

We are now extremely interested in how the Franklin Board will respond to our shareholder proposal to declassify the Board.  Clearly, even with the apparent manipulation of the ESOP vote, the results from disinterested shareholders were overwhelmingly in favor of the proposal.  Even with management and the Board voting against the proposal, it still garnered more “For” votes than “Against” votes.   Along with other shareholders, we would be disappointed and concerned if the Board tries to continue to entrench itself based on any technicalities you could try to raise that would count abstentions as being voted against the proposal.  Consequently, we urge the Board to properly discharge its fiduciary duties by establishing a separate committee of truly independent directors (excluding those that grew up with Tom as a childhood friend or otherwise) to consider the significant shareholder support that the declassification proposal received.  We would expect that if this committee truly desires to properly discharge its fiduciary duties to shareholders, it will promptly engage new separate Delaware counsel (no, not any current company or Board counsel) and other advisors as appropriate.  Regardless of the committee’s conclusions, we hope that you and Tom take the high road, Jack, and both run for re-election next year as would be consistent with the wishes of the disinterested shareholders.  I’m sure RiskMetrics and Glass Lewis will be just as interested as shareholders are to see how you, Tom and the Franklin Board respond to this chance to take the high road on behalf of all shareholders.

With regard to your presentation, we were pleased to see that you have started to implement the Lenox profitability plan.   Eliminating the Cintas suite and seats and company paid cars was a good first step, but we question whether you would have taken these actions had we not shined the flashlight on these egregious wastes of shareholder money.   We strongly encourage you to follow the rest of the Lenox plan, and would be happy to forward a copy if needed.  I must say that we were concerned to see that the corporate office was sold in the worst real estate market in 30 years.   We will withhold final judgment, however, until we can determine whether a fair price was received, whether the buyer was a conflicted or independent third party, and what impact the resulting lease payments will have on company earnings in the years to come.   On the bright side, Franklin has gotten very good at selling off the corporate jewels and realizing one-time gains in order to mask profitability problems with the core business.

I also want to reiterate the concerns I raised at the shareholders meeting regarding the adequacy of the company’s loan loss reserves.   We think the loss reserves are severely underfunded and that the company will have significant additional provision expense in the next 12-24 months.  I understand that you disagree, and after the cocky comments you made about this at the shareholders meeting, I would like to place a gentleman’s wager with you, Jack.    The wager will be $5,000.  If Franklin books less than $1 million in provision expense in the next 24 months, you win and I will make a donation to a charity of your choice in your name.  If Franklin books more than $1 million in provision expense in the next 24 months, I win and you will make a donation to a charity of my choice in my name.   The average annual provision expense was $264,000 in the years 2001 through 2007, so I am giving you a comfortable spread.   Please let me know whether you accept.   One point of clarification, Jack, is that selling to us or Cheviot won’t count as a win on the bet, but it would sure make the shareholders happy.

As I stated in the meeting, and as we’ve stated in our letters to shareholders, we have every intention of remaining an active shareholder in Franklin.  In fact, as long as Franklin remains a bottom performing institution we will continue to push for changes to be made.   We are a significant shareholder with a significant stake in the future of Franklin.

Sincerely,

/s/John C. Lame
John C. Lame
President & Chief Executive Officer